

Mail Stop 7010

August 7, 2008

via U.S. mail and facsimile

Scott Harrison, CFO
CPG International Inc.
801 Corey Street
Scranton, Pennsylvania 18505

> **RE: CPG International Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **Form 10-Q for the Fiscal Quarter Ended March 31, 2008**
> **File No. 333-134089-08**

Dear Mr. Harrison:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 6. Selected Financial Data, page 24

1. In future filings, please remove the combined presentation of the predecessor and successor periods in fiscal year 2005, as it is not contemplated by Article 11 of Regulation S-X and represents non-GAAP financial information that is inconsistent with Item 10(e) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 26

Critical Accounting Policies, page 29

2. We note that you offer warranties on your products that range in length of 15 years to
    a lifetime. We further note that the AZEK products have only been on the market for
    eight years and the AZEK Deck products for four or five years. As you note, this
    limited history results in a high level of judgment to estimate your warranty reserves.
    Therefore, please revise your disclosure in future filings to provide a more detailed
    discussion of the method and critical assumptions used to estimate the reserve along
    with a sensitivity analysis of those assumptions. Refer to Section 501.14 of the
    Financial Reporting Codification for guidance.

3. We note that goodwill represents 48% of your total assets as of December 31, 2007.
    Given the significance of goodwill to your balance sheet, please revise your
    disclosure in future filings to provide a more detailed discussion of the following
    items related to your testing of goodwill for impairment:
    - Define the reporting unit level at which you test goodwill for impairment.
    - We note that you estimate the fair value of your reporting units using various
      methods including cash flow and profitability projections.
      o Describe each of the methodologies used, including sufficient information to
         enable a reader to understand how the methods differ, the assumed benefits of
         a valuation prepared under each method, and why management selected these
         different methods as being the most meaningful for the company in preparing
         their goodwill impairment analysis.
      o Disclose how you weight each of the methods, including how you determined
         the weights for each method. Given that the weight assigned to each method
         is a subjective estimate, please include a sensitivity analysis to address the
         amount the fair value would have changed by had you weighted the fair value
         methods differently.
    - For each methodology, provide a description of the material assumptions used and
      the sensitivity of those assumptions. For example, such assumptions should
      include for a discounted cash flow method the discount rate, the revenue growth
      rates, the operating profit margins, and the terminal rate, at a minimum.
    - For any of your reporting units with fair values that do not materially exceed the
      carrying value, disclose the reporting unit's carrying value, its goodwill, and the
      amount of headroom.
    Refer to Section 501.14 of the Financial Reporting Codification for guidance.

Segment Results of Operations, page 35

4. In future filings, please expand/revise your results of operations discussion for each
    period presented to address the following items, at a minimum:
    - Quantify the extent to which increases/decreases in volume, prices and/or the
      introduction of new products attributed to the increase or decrease in net sales.
      Refer to Item 303(A)(3)(iii) of Regulation S-X. In addition, quantify the impact
      of other factors you identify that contributed to fluctuations, as appropriate. For
      example, you attribute the slight increase in Scranton Products' net sales for fiscal
      year 2007 versus fiscal year 2006 to (a) declines in your partition line and
      industrial business line, which were offset by (b) growth in your locker systems.
    - Provide a more detailed analysis of the factors that impact the areas comprising
      your income from continuing operations, including a complete discussion of
      known trends or anticipated trends that are and/or may continue to have an impact
      on net sales, gross profit margins, selling, general and administrative expenses as
      a percentage of net sales, et cetera, including management's outlook as to the
      future impact. Your discussion and analysis is to provide investors with sufficient
      information to understand the historical trends and the expectations for the future
      as seen through the eyes of management. For example, Scranton Products' net
      sales for fiscal year 2007 and the three-months ended March 31, 2008 have been
      negatively impacted by the integration of the Santana acquisition. Your
      disclosure should provide an explanation as to what the difficulties are in
      integrating Santana into your Scranton Products, what management is doing to
      address these difficulties and when such difficulties are expected to be resolved.
      Further, explain why there has been a decline in your industrial business line for
      Scranton Products and for AZEK Buildings Products.
    Please note that this is not meant to represent an all-inclusive list of where your
    MD&A could be improved. We encourage you to provide further analysis
    throughout your discussion. Refer to Item 303 of Regulation S-K, Section 501 of the
    Financial Reporting Codification, and SEC Interpretive Release No. 33-8350 dated
    December 19, 2003 for additional guidance.

Liquidity and Capital Resources, page 40

5. We note that trade receivables and inventories is 27.8% and 47.5%, respectively, of
    total current assets as of December 31, 2007. We further note that you use inventory
    turnover days and accounts receivable days outstanding to evaluate your working
    capital management, as noted in your 2008 First Quarter Earnings Call presentation
    included in the May 14, 2008 Form 8-K. Please consider including the statistical
    information along with an analysis of any variations, as it may also be useful to users
    of your financial statements to evaluate your working capital management. Refer to
    Instructions 1 and 5 of paragraph 303(A) of Regulation S-K for guidance.

1. Significant Accounting Policies, page F-8

General

6. We note that during fiscal year 2005 your parent company established an equity compensation program for your executive officers and other key managers. However, you have not included your accounting policy or corresponding disclosures required by either APB 25, SFAS 123, SFAS 148 or SFAS 123R, as applicable. Please either include such disclosure in future filings, or tell us why you do not believe such disclosure is required. Please also tell us what consideration you have given to including the estimate of the fair value of the right for employees to acquire your parent company's units as a critical accounting policy. Please provide us with the disclosure you intend to include in future filings.

Product Warranties, page F-10

7. In future filings, please revise your tabular reconciliation of the changes in your warranty liability to include the information requested in paragraph 14.b. of FIN 45. Please also provide the tabular reconciliation for each of the three reporting periods presented.

3. Acquisition, page F-17

8. In future filings, please provide all of the disclosures required by paragraph 51 of SFAS 141 for all material acquisitions during each of the periods presented. For the Procell acquisition, please disclose the components of the purchase price. For example, state the amount that was paid in cash, including how the cash payment was funded. Also, state the number of shares of the equity instrument for CPG International Holdings, LP issued, including the fair value assigned to those shares and how the fair value was estimated. Refer to paragraph 51.d. of SFAS 141 for guidance. For the Santana acquisition, it appears as though you should have provided the information required by paragraphs 51.b., 51.d., 51.e., 51.f., and 51.h. of SFAS 141. Please provide us with the disclosures you intend to include in future filings.

9. In future filings, please either name the independent third party performing a valuation study of the fair value of Procell's assets and liabilities along with any other reference to a third party expert or remove your reference to such experts in your disclosures throughout the Form 10-K. We remind you that if you refer to experts in any filings under the 1933 Securities Act or filings that are incorporated by reference, you also must include their consent. Refer to Section 436(b) of Regulation C for guidance.

6. Goodwill and Intangible Assets – Net, page F-19

10. In future filings, please provide the rollforward for goodwill by reportable segment in addition to the consolidated presentation. Refer to paragraph 45 of SFAS 142 for guidance.

*   *   *   *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter on EDGAR that keys your responses to our comments and provides any requested information. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief